Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges
Consolidated
(Thousands of Dollars)

	Six months ended	Years Ended December 31
	June 30, 2013	2012	2011	2010	2009	2008
Fixed charges, as defined:
Interest charges	$37,865	$73,633	$69,591	$72,010	$61,361	$74,914
Amortization of debt expense and premium - net	1,895	3,803	4,617	4,414	5,673	4,673
Interest portion of rentals	1,285	2,717	2,154	2,027	1,874	1,601

Total fixed charges	$41,045	$80,153	$76,362	$78,451	$68,908	$81,188

Earnings, as defined:
Pre-tax income from continuing operations	$109,479	$120,061	$160,171	$146,105	$134,971	$120,382
Add (deduct):
Capitalized interest	(1,882)	(2,401)	(2,942)	(298)	(545)	(4,612)
Total fixed charges above	41,045	80,153	76,362	78,451	68,908	81,188

Total earnings	$148,642	$197,813	$233,591	$224,258	$203,334	$196,958

Ratio of earnings to fixed charges	3.62	2.47	3.06	2.86	2.95	2.43